PRESS RELEASE

UNDERGROUND DRILLING CONTINUES TO INTERSECT HIGH GRADE VEIN MINERALIZATION AND NEW STRATABOUND MINERALIZATION AT PRAIRIE CREEK

Vancouver - March 5, 2007 -- Canadian Zinc Corporation (“TSX-CZN”) is pleased to report drill assay results on the second completed section of underground diamond drill holes from the newly established decline tunnel at the Company’s 100% owned Prairie Creek Mine in the Northwest Territories. Drilling has been on-going through the winter season and continues.

Underground Diamond Drill Results from Section 50600N

Assay results have now been received for the ring of six holes which was completed on Section 50600N drilling. These holes were drilled from the 50650N drill station in the 870 level decline which was established during the 2006 exploration program at Prairie Creek. All six holes intersected mineralization and two reported multiple intercepts.

Prairie Creek Composite Underground Drilling Intersections: Section 50600N
Hole Number	From (m)	To (m)	Length (m)	TT (m)	Dip (°W)	Pb%	Zn%	Ag gm/t	Cu%	Type
PCU-06-007	105.10	106.68	1.58	1.35	-8	15.22	10.52	168	0.392	V
PCU-06-008	108.42	110.32	1.90	1.50	-32	16.36	11.61	250	0.654	V
PCU-06-009	150.23	155.30	5.07	3.31	-50	15.60	12.95	240	0.528	V
PCU-06-010	186.03	187.64	1.61	0.86	-61	17.86	6.97	192	0.378	V
PCU-07-011	225.10	237.54	12.44	5.04	-69	9.85	9.45	153	0.349	V
“ includes	225.10	229.71	4.61	1.87	-69	13.38	10.23	220	0.556	V
“ includes	234.39	237.54	3.15	1.28	-69	18.12	21.02	262	0.522	V
PCU-07-011	240.04	242.40	2.36	2.07	-69	4.82	12.19	33	0.009	SB
PCU-07-012	235.25	235.8	0.55	0.50	-74	0.80	5.41	8	0.005	SB
PCU-07-012	250.62	254.35	3.73	3.37	-74	7.42	14.64	74	0.021	SB
PCU-07-012	257.78	259.67	1.89	1.71	-74	2.56	10.17	30	0.012	SB
PCU-07-012	264.58	265.22	0.64	0.22	-74	9.16	18.09	84	0.046	V
V=Vein, SB=Stratabound, TT=estimated true thickness

A previous news release dated January 9th, 2007 reported results from the first completed section of drilling, Section 50650N, from the new underground decline.

Six Holes Intersect Vein Mineralization

As in the first section 50650N, the targeted vein-fault structure in the new section 50600N was successfully intercepted in all six holes drilled. The highlight of the vein intercepts was the exceptional width of over 12 meters (estimated true width 5.04 meters), in hole PCU-07-011, which graded 9.85% Pb, 9.45% Zn, 153 gm/t Ag, within which two high grade zones were intersected, including 1.87 meters with a combined base metal (Zn+Pb+Cu) grade of 24.15% with 220 g/t Ag ( 6.4 oz/t Ag) and 1.28 meters with a combined grade of 39.66% base metals with 262 g/t Ag (7.6 oz/t Ag).

Stratabound Mineralization in Two Holes

Holes 11 and 12 intercepted multiple layers of stratabound mineralization. Of particular note PCU-07-011 cut 2.36 meters of massive sulphide grading 4.82% Pb and 12.19% Zn, while PCU-07-012 cut a similar layer of 3.37 meters massive sulphide grading 7.42% Pb and 14.64% Zn in the same stratigraphic unit approximately 25 meters apart.

It is believed these sulphide units may also correlate with those intercepted in two holes in the previous section 50650N located 50 meters to the north. In section 50650N, as previously announced, hole PCU-06-5 reported 6.33% Pb and 21.43% Zn over 1.45 meters and hole PCU-06-6 cut two bands of stratabound mineralization grading 12.86% Pb with 24.19% Zn over 1.4 meters and 9.06% Pb and 18.29% Zn over 3.75 meters. These five massive sulphide intersections have the potential, subject to confirmation, to add to known stratabound resources.

Quality Assurance / Quality Control

The drill core samples were cut by diamond saw and shipped to Acme Analytical Labs in Vancouver for multi-element assay by ICP-ES analysis. Fire Assay for Ag values >50 gpt is pending. Standards, duplicates and blanks were inserted and included in the analysis. Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

2006/07 Underground Diamond Drilling Program

The 2006/07 underground drill program at the Prairie Creek mine is focused on further defining the Main Zone (Zones 1-3) of mineralization in order to upgrade the resource category where previous wide spaced surface diamond drilling has outlined a large inferred mineral resource. The bulk of this drilling is targeted on detailing the vein style mineralization, however, some deeper drilling exploring for additional stratabound mineralization is also included.

Access to underground drilling has been provided through the establishment of a new 400 metre decline tunnel which was driven during 2006 from the existing lower level underground workings. The decline reached its 2006 targeted length in December and six new drill stations on 50 metre section lines were established.

Over 50 drill holes are planned from the decline totaling up to 10,000 metres of coring. Drilling on the next Section 50700N is now underway.

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information, This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com Website:  www.canadianzinc.com